USA VIDEO INTERACTIVE CORP.

May 11th, 2005




05008277


SEC MAIL
PROCESSING
RECEIVED
2005
WASH. D.C.
202
SECTION

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release May 11, 2005

Contact: USA Video Interactive Corp.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

USVO Grants Stock Options

(Old Lyme, CT – May 11, 2005) - USA Video Interactive Corp. ("USVO") has granted First Serve International LLC stock options for the purchase of a total of 1,000,000 common shares in the capital stock of the company. The options are exercisable at a price of $0.10 cents (US) per share on or before May 12, 2007. The options have been granted pursuant to the company's stock option plan, which was approved by the shareholders of the company at the annual general meeting held on June 28, 2001. The granting of stock options is subject to regulatory acceptance.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; contact@usvo.com

First Serve International, LLC Corporate Headquarters Office: 16555 Sherman Way, Suite A, Van Nuys, California 91406, USA. Telephone (818) 988-5299; Facsimile (818) 988-5812; Email: fscusa@pacbell.net London Office: Bournebridge House, Ascot Road, Holyport, Berkshire SL62JB, U.K. Telephone: +44-(01628) 621-410

The press release may contain forward-looking statements. Actual results may differ materially from those projected in any forward-looking statements. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which may cause actual results to differ from those described.

The TSX Venture Exchange (TSX) has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.